First MetLife Investors Insurance Company

200 Park Avenue

New York, NY 10166-0188

February 6, 2017

Via EDGAR and E-mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance

Re:	First MetLife Investors Insurance Company
Amendment No. 2 to Registration Statement on Form 10
Filed January 20, 2017
File No. 000-55705

Dear Ms. Blume:

This letter responds to the comment set forth in the letter dated January 27, 2017, from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to the Registration Statement on Form 10 filed by First MetLife Investors Insurance Company (the “Company,” “FMLI” or “we”) with the Commission on January 20, 2017 (the “Second Amendment”).

Concurrently with this letter, the Company is electronically transmitting Amendment No. 3 to the Company’s Registration Statement on Form 10 (the “Third Amendment”), for filing under the Securities Exchange Act of 1934, as amended. The Third Amendment includes revisions made in response to the comment of the Staff as well as other changes. We have enclosed for your convenience one copy of the Third Amendment that has been marked to show changes made to the Second Amendment.

The Staff’s comment is set forth in bold, followed by the Company’s response. As a result of the revisions in the Third Amendment, some page references have changed. The page reference in the comment refers to the page number of the Second Amendment and the page references in the response refer to page numbers in the Third Amendment. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in the Third Amendment.

Item 2. Financial Information

Unaudited Pro Forma Condensed Financial Statements, page 64

1.	We note the January 13, 2017 regulatory approval to execute a novation and assignment of a variable annuity reinsurance agreement with MLIC and its exclusion from the pro forma financial statements because the impacts cannot be accurately estimated. Further, we note your current expectation that there will be a material loss at the inception of this transaction. Given your expectation and close proximity to the transaction’s February 1, 2017 expected effective date, we are unclear why you are unable to make an accurate estimate. Please revise to include the impact of this transaction on your pro forma financial statements in your next amendment.

Response: The Company has provided the requested disclosure in the Third Amendment. Please see pages 65-70 in response to the Staff’s comment.

Ms. Sharon Blume

U.S. Securities and Exchange Commission

February 6, 2017

Please contact me at (980) 365-7426 with any questions you may have regarding the Third Amendment. Electronic mail transmissions may be sent to me at ldumais@metlife.com and facsimile transmissions may be sent to my attention at (980) 949-3931.

Sincerely,

/s/ Lynn A. Dumais

Lynn A. Dumais
Vice President and
Chief Financial Officer

Copies to:

Bonnie Baynes

Suzanne Hayes

Irene Paik

Jim Rosenberg

Josh Samples

U.S. Securities and Exchange Commission

Stephen Gauster

Bruce Schindler

MetLife

Benjamin Nixon

Willkie Farr & Gallagher LLP